EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	24 Weeks Ended
	6/14/08	6/16/07
Earnings:

Income before income taxes	$3,883	$3,590

Unconsolidated affiliates interests, net	(150)	(158)

Amortization of capitalized interest	2	4

Interest expense (a)	132	96

Interest portion of rent expense (b)	49	47

Earnings available for fixed charges	$3,916	$3,579

Fixed Charges:

Interest expense (a)	$132	$96

Capitalized interest	7	9

Interest portion of rent expense (b)	49	47

Total fixed charges	$188	$152

Ratio of Earnings to Fixed Charges (c)	20.84	23.51

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.

(b)	One-third of net rent expense is the portion deemed representative of the interest factor.

(c)	Based on unrounded amounts.